SiVest Group, Inc.
469 El Camino Real
Suite 227
Santa Clara, California 95050

Via EDGAR
Mr. Dominic J. Minore
Senior Counsel
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
April 30, 2010

Re:	Firsthand Funds (the “Trust” or the “Registrant”); Files No: 811-8268

Dear Mr. Minore:

On behalf of the above-referenced Registrant, please find enclosed herewith for filing pursuant to Rule 485(b) under the Securities Act of 1933 and the Investment Company Act of 1940, Post Effective Amendment No. 42 for the Registrant.  The purposes of this filing are to (1) update financial and other information, as required by Section 10(a)(3) of the Securities Act and Rule 8b-16 under the Investment Company Act of 1940, as amended, with respect to each series of the Trust and (2) to respond to your comments provided telephonically to David Hearth, outside counsel to the Registrant, on April 26, 2019 relating to the Registrant’s 485(a) filing on February 26, 2010 relating to this annual update. The following are our responses to your comments.

Comment 1: Provide the Tandy representations in the response letter.

As requested, the Registrant represents as follows:

We acknowledge that:

•           the Registrant is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2: Cover Page: The ticker symbols should appear below a heading to that effect without the parentheses.

April 30, 2010

Comment accepted. The cover page has been revised to have the ticker symbols appear under a separate heading.

Comment 3: All Funds: The headings and texts of the fees and expenses tables should not be bolded (only the main heading for the section should be bolded).

Comment accepted. The Registrant has unbolded those sections.

Comment 4: All Funds: The footnote below the expenses table should be moved back after the summary sections.

Comment accepted. The footnote below each such table has been moved to behind the summary sections and placed under the section titled “Operations of the Funds”.

Comment 5: All Funds: The expense limitation disclosure should also disclose the term of the agreement, which party can terminate it and how. The comment response letter should note whether any expenses can be recouped under the agreement.

Comment accepted. The Registrant has revised the disclosure to provide that the expense limitation is ongoing so long as the investment advisory agreement and administration agreement are in effect. The Registrant also confirms that the expenses waived or reimbursed are not subject to recoupment.

Comment 6: All Funds: Delete the heading “Investments, Risks and Performance” in each summary section.

Comment accepted. The heading has been deleted under the summary section for each Fund, and only the separate underlying headings remain.

Comment 7: Applicable Funds: Under “Investment Strategies” define the term “high-technology companies.”

Comment accepted. The Registrant has defined the term “high-technology companies” under the Investment Strategies section for each applicable fund.

Comment 8: Applicable Funds: Under “Investment Strategies” explain the meaning of “related types of securities.”

Comment accepted. The Registrant has revised the language to detail what are the related types of securities.

Comment 9: Applicable Funds: List the “target group” of high-technology industries.

Comment accepted. The Registrant has revised the language to list the target group of high-technology industries.

April 30, 2010

Comment 10: All Funds: Disclose in the summary each Fund’s strategy for sale of portfolio securities.

Comment accepted. The Registrant has provided additional disclosure in the summary for each Fund regarding its strategy for the sale of portfolio securities.

Comment 11: Applicable Funds: Add a new risk factor for concentration of investments in the high-technology industry.

Comment accepted. The Registrant has provided additional risk factor disclosures where applicable.

Comment 12: Applicable Funds: Under Non-Diversification Risk, delete the first sentence stating the fund is non-diversified because that is not the explanation of a risk.

Comment accepted. The sentence has been deleted when applicable.

Comment 13: Technology Value Fund: Add to the illiquid risk factor in the summary section certain elements from the more-detailed discussion of the illiquid securities farther back in the prospectus, including the following:  (a) give an up-to-date illiquid percentage; (b) how long management has been trying to reduce the illiquid percentage; (c) the risk and consequences of an in-kind redemption; (d) include a brief solar energy sector risk because the illiquid securities are focused on that sector; include a brief venture capital risk because the illiquid securities are focused on that type of investment; and (e) disclose that these illiquid holdings may remain a high percentage of the fund's portfolio.

Comment accepted. The illiquid risk factor in the summary section has been revised accordingly.

Comment 14: Applicable Funds:  Please delete the foreign securities risk from the summary unless foreign securities are also a principal strategy.  If not a principal strategy, please move the risk factor back to Item 8.  Regardless where located, disclose the percentage of the portfolio that can be invested in foreign and emerging markets or, if there is no limit, state that there is no limit on foreign securities and emerging markets securities.

Comment accepted. Investing in foreign securities is a principal strategy for each Fund. We have therefore revised the disclosures to provide there is no limit on a Fund’s ability to invest in foreign securities.

Comment 15: All Funds: In the text above the performance table state "a broad-based market index" rather than referring to market indices.  Also add "for 1, 5 and 10 years" in that same sentence between the words "Fund" and "compare."

Comment accepted. We have added the “for 1, 5 and 10 years” language as you requested and have provided the “broad-based market index” disclosure.

April 30, 2010

Comment 16: All Funds: In the parenthetical after each index in the performance table, use the following instead "does not reflect deduction of fees, expenses or taxes”.

Comment accepted. The language has been changed for each Fund.

Comment 17: Applicable Funds: With tables showing an additional index, explain the purpose of the second index and why that index is appropriate.  That disclosure should appear in the text above the table.

Comment accepted. The Registrant has revised the disclosure to explain the purpose of the second index (and, in the case of Alternative Energy Fund, a third index) and why the additional indices are appropriate.

Comment 18: All Funds: Delete the address of the adviser in the summary.

Comment accepted. The address of the adviser has been deleted.

Comment 19: All Funds: In the cross-reference for information about the purchase and sales of fund shares, in addition to the page number give the destination section heading.

Comment accepted. The disclosures have been revised to provide the destination section headings.

Comment 20: Technology Leaders Fund: Under Principal Investment Strategies, explain the option strategies to be used rather than just listing a few examples.

Comment accepted. The language has been revised accordingly.

Comment 21:  Technology Opportunities Fund: move the notice of the name change in the summary to farther back in the prospectus.

Comment accepted. The notice has been moved farther back in the prospectus.

Comment 22: Alternative Energy Fund: In the expenses table, please include short-sale expenses as a sub-category of "Other Expense" rather than a completely separate line item.

Comment accepted. Short-sale expenses have been added as a sub-category of “Other Expenses”.

Comment 23: Alternative Energy Fund:  Under principal strategies in the summary, explain that "energy technology companies" also relate to alternative energy rather than, for example, oil or gas technologies if that is the case.  Please also list all the alternative energy categories relevant for the fund.  Please disclose the percentage of the portfolio that can be invested in foreign and emerging markets or, if there is no limit, state that there is no limit on foreign securities and emerging markets securities.

April 30, 2010

Comment accepted. We have revised the prospectus to clarify energy technology companies we are investing in are alternative energy technology companies. In addition, we have listed all alternative energy categories that are relevant to the Fund. Regarding your comment on the percentage of the portfolio that can be invested in foreign and emerging markets, the prospectus has been revised to provide that disclosure.

Comment 24: Alternative Energy Fund:  Under principal strategies, explain whether the disclosure concerning cash and cash equivalents is only for temporary defensive purposes.

Comment accepted. The Registrant has revised the disclosure to provide that cash and cash equivalents is a principal investment strategy of the Alternative Energy Fund. We have also revised the prospectus to include risks of holding cash.

Comment 25: Alternative Energy Fund: Move the statement about the ability to change non-fundamental strategies out of the summary.

Comment accepted. The statement about the ability to change non-fundamental strategies has been deleted from the summary section.

Comment 26: Alternative Energy Fund: Revise the short sale risk to focus on risks. Delete the explanation of short sales and references to possible gains.

Comment accepted. The reference to potential gains has been removed and the section now focuses on risks of short sale.

Comment 27: Alternative Energy Fund: :  Under the portfolio manager's biographical information, please correct the date to 2007.

Comment accepted. The date has been corrected.

Comment 28: All Funds:  Under the purchase and sale information at the end of the summary section, use the full heading for all the items covered--and use that same heading in each separate summary's cross-reference.

Comment accepted. The purchase and sale information at the end of each Fund’s summary section has been revised accordingly.

Comment 29: All Funds:  Under the purchase and sale information, please shorten the section.  Initially, please revise the first sentence to read "You may purchase or redeem shares of a Fund each day the New York Stock Exchange is open through your broker or by mail at ___, by telephone at___, or online at __."  Each method may appear on a separate line as done in the table lower on the page.  Also, please delete the parenthetical reference to CESA because it has its own row.  Also delete automatic investment plans because the figures are the same as regular accounts.

Comment accepted. The purchase and sale information section has been shortened and revised accordingly.

April 30, 2010

Comment 30: All Funds:  Under the tax information, delete the last sentence and replace the first sentence with the following:  "Distributions of a Fund's ordinary income and capital gains, if any, generally will be taxable as ordinary income or capital gains unless you are investing through a tax-advantaged account such as an Individual Retirement Account or IRA.

Comment accepted. The paragraph has been revised accordingly.

Comment 31: Prospectus:  Please use the exact item 9 heading and sub-headings.  Also under the first subsection, please distinguish between principal and non-principal strategies and risks.

Comment accepted. The prospectus has been revised accordingly

Comment 32: Prospectus:  Please disclose whether the corporate debt obligations include junk bonds and, if so, consider appropriate risk disclosure.

Comment accepted. We have revised the prospectus to specify the Funds do not invest in publicly traded junk bonds.

Comment 33: Prospectus:  Under "Illiquid Securities" please disclose the "other circumstances" that apply to the compliance test.  Please also clarify that regardless of the reason a fund exceeds 15%, it still cannot purchase more illiquid securities.

The Registrant has removed the “other circumstances” language. The Registrant also believes that the first sentence of the section under “Illiquid Securities” already addresses the staff’s concerns.

Comment 34: Prospectus:  Under concentration policy, please delete references to non-diversification, which is a different concept.

Comment accepted. The reference has been deleted.

Comment 35: Prospectus:  Under Technology Value Fund’s special illiquid disclosure section, please (a) add Q1, 2010 to the table, (b) please clarify that the new entity set up to hold the illiquid securities would only be a liquidating trust that would not engage in a public offering of its interests unless appropriately registered, (c) disclose that the fund is obligated to take reasonable steps in an effort to reduce its percentage of illiquid holdings to below the 15% threshold, and (d) under conflicts of interest, also clarify that having another party set the terms of a new financing does not permit the Fund to invest in illiquid securities in excess of the 15% level.

Comment accepted. The prospectus has been revised accordingly.

Comment 36: Prospectus:  Delete the sentence in the Privacy Policy Notice section that reads “Privacy Policy is not a Part of the Prospectus”.

Comment accepted. That disclaimer has been deleted.

April 30, 2010

Comment 37: SAI:  Under Repurchase Agreements, explain that repurchase agreements are treated as loans and the percentage expected to be terminable within 7 days.

Comment accepted. The repurchase agreement section in the SAI has been revised accordingly.

Comment 38: SAI:  Under borrowing, disclose whether the funds engage in reverse repurchase agreements.  If so, disclose that these transactions are a form of borrowing.  And, if so, disclose the associated risk and percentage limit.

Comment accepted. The SAI has been revised to state that no fund currently engages in reverse repurchase agreement transactions.

Comment 39: SAI:  Under lending of portfolio securities, expand the discussion to cover the key points in the Commission staff's no-action letters, namely the requirement to be able to recall securities to vote or otherwise act on material corporate matters.

The Registrant has not engaged in securities lending for years and currently has no plan to lend portfolio securities.  If, in the future, the Registrant decides to engage in securities lending, it will amend the SAI to provide such disclosures prior to engaging in securities lending.

Comment 40: SAI:  In the investment restrictions, there is no. 10 that refers to the investment in other investment companies.  Please disclose elsewhere what those limits are.

Comment accepted. The SAI has been revised to disclose those limits under a new section titled: “Investing in Other Investment Companies”.

Comment 41: SAI:  After the investment restrictions, please list the applicable industry concentrations by fund rather than the combined list now appearing.  Please also refer to the sub-industries as sectors rather than separate industries if not all the listed categories are separate industries, which may require separate shareholder approval to change.

Comment accepted. The SAI has been revised to provide the industry concentration list on a fund-by-fund basis.

April 30, 2010

As required under Rule 485(b), the undersigned represents that the enclosed Post-Effective Amendment No. 42 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act of 1933.  Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-624-9531.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel,
SiVest Group, Inc.

cc:        Kevin Landis, President, SiVest Group, Inc.
David Hearth, Paul Hastings Janofsky & Walker, LLP